SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE CALYPSO, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

09531B203

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09531B203

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,888,361
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,888,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,888,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 144,384,490 shares outstanding, consisting of (i) 132,838,336 shares of the Issuer’s Common Stock issued and outstanding as of May 13,2013 , as reported on the Issuer’s Form 10-Q/A for the quarterly period ended March 31, 2013; plus (ii) 7,700,000 shares of the Issuer’s Common Stock sold by the Company to an accredited investor on October 7, 2013, as reported on the Issuer’s Form 8-K dated October 11, 2013; plus (iii) 3,846,154 shares of the Issuer’s Common Stock sold to the Reporting Person reported herein.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of September 23, 2013. This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction: is hereby amended by adding the following paragraph to the end of the Item:

The Reporting Person and his associates contuinue to work with senior management of the Company to introduce potential customers of the Company to the Company’s social media technology solutions.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 12,888,361 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q/A for the quarterly period ended March 31, 2013, 132,838,336 shares of Common Stock were outstanding as of May 13, 2013. In addition, the Company reported the sale of an additional 7,700,000 shares of Common Stock to an accredited investor in an filing on Form 8-K dated October 11, 2013, and the Company sold an additional 3,846,154 shares of Common Stock to the Reporting Person as described in Items 5(c) and 6 below. Thus, the reporting person believes there are 144,384,498 shares of Common Stock outstanding. Therefore, the 12,888,361 shares of Common Stock reported on this Schedule 13D represent approximately 8.9% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the past 60 days, the Reporting Person consummated the purchase of 3,846,154 shares of Common Stock at a price of $0.13 per share, through a private transaction further detailed in Item 6 below. In addition, since the filing of the initial Schedule 13D on September 23, 2013, the Reporting Person effected the following purchases and sales of the Company’s Common Stock, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Date	Bought/Sold	Shares	Unit Cost
9/23/2013	Buy	25,000	$0.1544
9/24/2013	Buy	55,000	$0.1703
9/25/2013	Buy	40,000	$0.1693
9/26/2013	Buy	10,000	$0.1740
9/27/2013	Buy	33,000	$0.1719
9/30/2013	Buy	23,000	$0.1714
10/4/2013	Sell	(1,000)	$0.1795
10/7/2013	Sell	(10,000)	$0.1860
10/8/2013	Buy	20,000	$0.1880

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer is hereby amended and restated in its entirety as follows:

On October 15, 2013, the Issuer and the Reporting Person entered into a Securities Purchase Agreement (the “Agreement”), pursuant to which the Reporting Person agreed to purchase 3,846,154 shares of Common Stock at a price of $0.13 per share, in consideration of gross proceeds to the Company of $500,000. The Common Stock were sold to the Reporting Person as an accredited investor, without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, without payment of commissions to any person. The Shares may not be transferred or sold absent registration under the Securities Act or the availability of an applicable exemption therefrom and are subject to certain piggyback registration rights set forth in the Agreement. The description of certain terms of the Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Agreement.

Item 7. Material to Be Filed as Exhibits is hereby amended and restated in its entirety as follows:

A copy of the October 15, 2013 Securities Purchase Agreement between the Issuer and the Reporting Person described in Item 6 above is attached hereto as Exhibit A to this Amendment No. 1 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 17, 2013

By:	/s/ Barry L. Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

Exhibit A

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated October 15, 2013, by and between Blue Calypso, Inc., a Delaware corporation (the “Company”), and Ronald L. Chez (“Purchaser”).

R E C I T A L S:

WHEREAS, Purchaser desires to purchase and the Company desires to sell securities on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises hereof and the agreements set forth herein below, the parties hereto hereby agree as follows:

1. The Offering.

(a) Private Offering. The securities offered by this Agreement are being offered in a private offering (the “Offering”) of Three Million Eight Hundred Forty Six Thousand One Hundred Fifty Four (3,846,154) shares of the Company’s Common Stock, par value $0.0001 per share (the “Shares”). The Shares will be sold at a purchase price of $0.13 (the “Purchase Price”) per Share. The Shares will be sold pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D thereunder.

(b) Use of Proceeds. The Company intends to use the net proceeds for general working capital purposes.

2. Sale and Purchase of Securities.

(a) Purchase and Sale. Subject to the terms and conditions hereof, the Company agrees to sell, and Purchaser irrevocably subscribes for and agrees to purchase, the Shares at a purchase price of $0.13 per Share. The aggregate purchase price for the Shares shall be One Million One Thousand Dollars ($500,000) (the “Aggregate Purchase Price”) and shall be payable upon execution hereof by check or wire transfer of immediately available funds as set forth below.

(b) Subscription Procedure. In order to purchase Shares, Purchaser shall deliver to the Company at 19111 North Dallas Parkway, Suite 200, Dallas, Texas 75287, Attention: Chief Executive Officer: (i) one completed and duly executed copy of this Agreement; and (ii) immediately available funds, or a certified check or bank check, in an amount equal to the Aggregate Purchase Price. Execution and delivery of this Agreement shall constitute an irrevocable subscription for that number of Shares set forth on the signature page hereto. Payment for the Shares may be made by wire transfer to:

XXXXXXXXX

XXXXXXXXX

XXXXXXXXX

ABA number XXXXXXXXX

Account number XXXXXXX

For further credit: Blue Calypso, Inc.

or by check made payable to: “Blue Calypso, Inc.” Receipt by the Company of funds wired, or deposit and collection by the Company of the check tendered herewith, will not constitute acceptance of this Agreement by the Company. The Shares subscribed for will not be deemed to be issued to, or owned by, Purchaser until the Company has executed this Agreement. All funds tendered by Purchaser will be held by the Company pending acceptance or rejection of this Agreement by the Company and the closing of Purchaser’s purchase of Shares.

(c) Closing. Upon the Company’s execution of this Agreement, the subscription evidenced hereby will, in reliance upon Purchaser’s representations and warranties contained herein, be accepted by the Company. Upon acceptance of this Agreement, the Company will issue the Shares to Purchaser.

3. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

(a) Organization and Qualification.

(i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

(ii) If Purchaser is an entity, the address of its principal place of business is as set forth on the signature page hereto, and if Purchaser is an individual, the address of its principal residence is as set forth on the signature page hereto.

(b) Authority; Validity and Effect of Agreement.

(i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and any documents contemplated hereby (collectively, the “Transaction Documents”) and perform its obligations under the Transaction Documents. The execution and delivery of each Transaction Document by Purchaser, the performance by Purchaser of its obligations thereunder, and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver the Transaction Documents and perform its obligations thereunder.

(ii) Each of the Transaction Documents has been duly and validly authorized, executed and delivered by Purchaser and, assuming each has been duly and validly executed and delivered by the Company, each constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

(c) No Conflict; Required Filings and Consents. Neither the execution and delivery of the Transaction Documents by Purchaser nor the performance by Purchaser of its obligations, thereunder will: (i) if Purchaser is an entity, conflict with Purchaser’s articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

(d) Accredited Investor. Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act. If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Shares, and, if it was, all of Purchaser’s equity owners are “accredited investors” as defined above.

(e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission (“SEC”) nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Shares or passed upon or endorsed the merits of this Agreement, the Shares, or any of the other documents relating to the proposed Offering, or confirmed the accuracy of, determined the adequacy of, or reviewed this Agreement, the Shares or such other documents.

(f) Investment Intent. The Shares are being acquired for the Purchaser’s own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Shares.

(g) Restrictions on Transfer. Purchaser understands that the Shares are “restricted securities” as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Shares for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

(h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Shares, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Shares, Purchaser has not relied upon any information other than information provided to Purchaser by the Company or its representatives and contained herein.

(i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including, but not limited to, the Company’s Annual Report on SEC Form 10-K for the year ended December 31, 2012 attached hereto as Exhibit A, the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, the Company’s Current Report on Form 8-K dated September 12, 2013, the Company’s Current Report on Form 8-K dated September 13, 2013 any Quarterly Report on SEC Form 10-Q, or Current Report on SEC Form 8-K filed with the SEC after October [_], 2013 and before the date this Agreement is executed (as such documents have been amended since the date of their filing, collectively, the “Company SEC Documents”), that it has deemed necessary in order to make an informed investment decision with respect to an investment in the Shares; that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company and has had any and all such questions and requests answered to its satisfaction; and that it understands the risks and other considerations relating to such investment. Purchaser understands any statement contained in the Company SEC Documents shall be deemed to be modified or superseded for the purposes of this Agreement to the extent that a statement contained herein or in any other document subsequently filed with the SEC modifies or supersedes such statement.

(j) Reliance on Representations. Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company’s issuance of the Shares. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

(k) No General Solicitation. Purchaser is unaware of, and in deciding to participate in the Offering is in no way relying upon, and did not become aware of the Offering through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Offering.

(l) Placement and Finder’s Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the Offering, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

(m) Investment Risks. Purchaser understands that purchasing Shares in the Offering will subject Purchaser to certain risks, including, but not limited to, each of the following:

(i) The offering price of the Shares offered hereby has been determined solely by the Company and does not necessarily bear any relationship to the value of the Company’s assets, current or potential earnings of the Company, or any other recognized criteria used for measuring value and, therefore, there can be no assurance that the offering price of the Shares is representative of the actual value of the Shares.

(ii) In order to capitalize the Company, execute its business plan, and for other corporate purposes, the Company has issued, and expects to issue additional shares of Common Stock, securities exercisable or convertible into shares of Common Stock, or debt. Such securities have been and may be issued for a purchase price consisting of cash, services or other consideration that may be materially different than the purchase price of the Shares. The issuance of any such securities may result in substantial dilution to the relative ownership interests of the Company’s existing shareholders and substantial reduction in net book value per share. Additional equity securities may have rights, preferences and privileges senior to those of the holders of Common Stock, and any debt financing may involve restrictive covenants that may limit the Company’s operating flexibility.

(iii) An investment in the Shares may involve certain material legal, accounting and federal and state tax consequences. Purchaser should consult with its legal counsel, accountant and/or business adviser as to the legal, accounting, tax and related matters accompanying such an investment.

(iv) There is no minimum amount required to be raised in this Offering and, therefore, the Company may not generate enough net proceeds from this Offering to execute its business plan or satisfy its working capital requirements.

(n) Legends. The certificates and agreements evidencing the Shares shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company’s stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the Shares:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT, AND WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

(o) Purchaser is directed to review the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) website at www.treas.gov. before making the following representations. Purchaser represents that no part of the Aggregate Purchase Price set forth on the signature page hereto was directly or indirectly derived from activities that may contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and executive orders administered by OFAC prohibit, among other things, the engagement in transaction with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found at the OFAC website. In addition, the programs administered by OFAC prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Purchaser hereby represents that none of the following is named on the OFAC list, nor is a person or entity prohibited under the OFAC programs: (i) the Purchaser, (ii) any person controlling or controlled by the Purchaser, (iii) if the undersigned is an entity, any person having a beneficial interest in the Purchaser, or (iv) any person for whom the undersigned is acting as agent or nominee in connection with this investment. The Purchaser understands and acknowledges that, by law, the Company may be required to disclose the identity of the Purchaser to OFAC.

(p) The Purchaser acknowledges that due to anti-money laundering regulations within their respective jurisdictions, the Company and/or any person acting on behalf of the Company may require further documentation verifying the Purchaser’s identity and the source of funds used to purchase Shares before this Agreement can be accepted. The Purchaser further agrees to provide the Company at any time with such information as the Company determines to be necessary and appropriate to verify compliance with the anti-money laundering regulations of any applicable jurisdiction or to respond to requests for information concerning the identity of the Purchaser from any governmental authority, self-regulatory organization or financial institution in connection with its anti-money laundering compliance procedures, and to update such information as necessary.

4. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

(a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

(b) Authority; Validity and Effect of Agreement.

(i) The Company has the requisite corporate power and authority to execute and deliver each of the Transaction Documents, perform its obligations thereunder, and conduct the Offering. The execution and delivery of each of the Transaction Documents by the Company, the performance by the Company of its obligations thereunder, the transactions contemplated thereby, the Offering, and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company are necessary to authorize each of the Transaction Documents or the Offering. Each of the Transaction Documents has been duly and validly executed and delivered by the Company and, assuming that each has been duly authorized, executed and delivered by Purchaser, each constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(ii) The Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable with no personal liability resulting solely from the ownership of such Shares and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company.

(c) No Conflict; Required Filings and Consents. Neither the execution and delivery of the Transaction Documents by the Company nor the performance by the Company of its obligations thereunder will: (i) conflict with the Company’s certificate of incorporation or bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

(d) SEC Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to Purchaser, true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it under the Exchange Act or the Securities Act. In addition, the Company has incorporated by reference into this Agreement the Company SEC Documents. As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including any financial statements or schedules included therein: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the financial statements included in the Company SEC Documents have been prepared from, and are in accordance with, the books and records of the Company, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position and the results of operations and cash flows of the Company as of the dates thereof or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end audit adjustments not material in amount).

5. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys’ fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Shares to Purchaser.

6. Piggyback Registration.

(a) Until the earlier of (i) the date as of which the Purchaser may sell all of the Registrable Securities (as defined below) owned by Purchaser without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (ii) the date on which the Purchaser shall have sold all of the Registrable Securities owned by Purchaser (the “Registration Period”), whenever the Company proposes to register any shares of its Common Stock under the Securities Act (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable, or a Registration Statement on Form S-4, S-8 or any successor form thereto or another form not available for registering the Shares for sale to the public), whether for its own account or for the account of one or more stockholders of the Company (it being understood that the present intention of the Company shall be to file a Registration Statement on Form S-1 within thirty (30) days of the Closing) and the form of Registration Statement to be used may be used for any registration of Shares (a “Piggyback Registration”), the Company shall give prompt notice (in any event no later than 10 days prior to the filing of such Registration Statement) to the Purchaser and the other holders of Registrable Securities of its intention to effect such a registration and, subject to Section 6(b) and Section 6(c), shall include in such registration all Registrable Securities with respect to which the Company has received requests for inclusion from the holders of Registrable Securities within 5 days after the Company’s notice has been given to each such holder . The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion and/or reduce the amount of shares to be included in such registration as a result of rules, regulations, positions or releases issued or actions taken by the SEC pursuant to its authority with respect to Rule 415, promulgated by the SEC under the Securities Act. For purposes of this Section 6, the term “Registrable Securities” means the Shares any capital stock of the Company issued or issuable with respect to the Shares including, without limitation, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

(b) If during the Registration Period, a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company and the managing underwriter advises the Company and the holders of Registrable Securities (if any holders of Registrable Securities have elected to include Registrable Securities in such Piggyback Registration) in writing that in its opinion the number of shares of Common Stock proposed to be included in such registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration would adversely affect the price per share of the Common Stock to be sold in such offering and/or the Company is unable to include in such registration all of the Registrable Securities as a result of rules, regulations, positions or releases issued or actions taken by the SEC pursuant to its authority with respect to Rule 415, promulgated by the SEC under the Securities Act, the Company shall include in such registration (i) first, the number of shares of Common Stock that the Company proposes to sell; (ii) second, the number of shares of Common Stock required to be included as a result of contractual demand or mandatory registration rights, allocated among such holders in such manner as they may agree; (iii) third, the number of shares of Common Stock requested to be included therein by holders of Registrable Securities, allocated pro rata among all such holders on the basis of the number of Registrable Securities owned by each such holder or in such manner as they may otherwise agree; and (iv) fourth, the number of shares of Common Stock requested to be included therein by holders of Common Stock (other than holders of Registrable Securities), allocated among such holders in such manner as they may agree.

(c) If during the Registration Period, a Piggyback Registration is initiated as an underwritten offering on behalf of a holder of Common Stock other than Registrable Securities, and the managing underwriter advises the Company in writing that in its opinion the number of shares of Common Stock proposed to be included in such registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration would adversely affect the price per share of the Common Stock to be sold in such offering and/or the Company is unable to include in such registration all of the Registrable Securities as a result of rules, regulations, positions or releases issued or actions taken by the SEC pursuant to its authority with respect to Rule 415, promulgated by the SEC under the Securities Act, the Company shall include in such registration (i) first, the number of shares of Common Stock required to be included as a result of contractual demand or mandatory registration rights, (ii) second, the number of shares of Common Stock requested to be included therein by the holder(s) requesting such registration, allocated among such holders in such manner as they may agree, (iii) third, by the holders of Registrable Securities, allocated pro rata among the number of Registrable Securities, as applicable, owned by all such holders or in such manner as they may otherwise agree; and (iv) fourth, the number of shares of Common Stock requested to be included therein by other holders of Common Stock, allocated among such holders in such manner as they may agree.

(d) If any Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company, the Company shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

7. Confidentiality. Purchaser acknowledges and agrees that:

(a) Certain of the information contained herein is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

(b) This Agreement has been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

(c) The existence of this Agreement and the information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser’s personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser’s personal financial and legal advisors to disclose, any of such information without the prior written consent of the Company.

(d) Purchaser shall make its representatives aware of the terms of this Section 7 and to be responsible for any breach of this Agreement by such representatives.

(e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the contents or subject matter of this Agreement.

(f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Offering, Purchaser will promptly return this Agreement and any accompanying documentation to the Company.

8. Non-Public Information. Purchaser acknowledges that certain information concerning the matters that are the subject matter of this Agreement constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the

Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

9. Entire Agreement; No Third Party Beneficiaries. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Purchaser acknowledges and agrees that, with the exception of the information contained in this Agreement, Purchaser did not rely upon any statements or information, whether oral or written, provided by the Company, or any of its officers, directors, employees, agents or representatives, in deciding to enter into this Agreement or purchase the Shares. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the Company and the Purchaser.

11. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the Company and the Purchaser. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Except as provided in Section 5, nothing in this Agreement is intended to confer upon any person not a party hereto (and their successors and assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 3(a), 3(b), 4(a), and 4(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All other covenants and agreements contained herein shall not survive the Closing and shall thereupon terminate.

14. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

15. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties.

16. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

If to the Company:

Blue Calypso, Inc.

19111 North Dallas Parkway, Suite 200

Dallas, Texas 75287

(215) 247-1163

Attention: William Ogle, Chief Executive Officer

with a copy to:

Fox Rothschild LLP

997 Lenox Drive

Building 3

Lawrenceville, NJ 08648-2311

(609) 895-6719

Attention: Sean F. Reid, Esquire

If to Purchaser:

To that address indicated on the signature page hereof.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware.

18. Arbitration. If a dispute arises as to the interpretation of this Agreement, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in Dallas, Texas. The decision of the arbitrators shall be conclusively binding upon the parties and final and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties shall share equally the costs of the arbitration.

19. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Agreement to be executed as of the date set forth below.

PURCHASER FIRST BANK & TRUST AS CUSTODIAN RONALD L. CHEZ IRA

Date: October 15, 2013

	By:	/s/ Karen L. Rose
Name: Karen L. Rose
Title: Vice President
Address: 820 Church Street Evanston, IL 60201

Social Security
or Tax ID No.: xxxxxxxxxxxxxx

Number of Shares Purchased: 3,846,154 Aggregate Purchase Price: $500,000 Delivery Instructions (if different than Address):

BLUE CALYPSO, INC.

Date: October 15, 2013

	By:	/s/ William Ogle
Name: William Ogle
Title: Chief Executive Officer